Exhibit 99.2

Grant of incentive subscription rights in IDEX Biometrics 22 May 2023

The board of directors of IDEX Biometrics ASA resolved on 22 May 2023, to issue 1,984,950 incentive subscription rights to new and existing employees and individual contractors of IDEX Biometrics. The grant was made under the Company's 2022 Subscription rights plan. The exercise price of 883,950 subscription rights is NOK 0.93 per share, they vest by 25% per year over four years, and will expire on 12 May 2027. The exercise price of 1,101,000 subscription rights is NOK 0.15 per share, they vest by 50% per year over two years, and will expire on 12 May 2027. Following the grants, there are 84,515,381 incentive subscription rights outstanding.

For further information contact:

Marianne Bøe, Head of investor relations

E-mail: marianne.boe@idexbiometrics.com

Tel: + 47 9180 0186

About IDEX Biometrics

IDEX Biometrics ASA (OSE: IDEX and Nasdaq: IDBA) is a global technology leader in fingerprint biometrics, offering authentication solutions across payments, access control, and digital identity to create unmatched convenience and uncompromised security for users. Our solutions are based on patented and proprietary sensor technologies, integrated circuit designs, and software, targeting card-based applications for payments and digital authentication. We partner with leading card manufacturers and other industry experts to bring our solutions to market.

For more information, visit www.idexbiometrics.com

About this notice

This information is subject to disclosure pursuant to section 5-8 in the Norwegian share trading act. The notice was published by Erling Svela, Vice president of finance, on 22 May 2023 at 22:15 CET on behalf of IDEX Biometrics ASA.